                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                            APPLIEDTHEORY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03828R 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

Jeffrey C. Smith                                 with a copy to:
IXC Communications, Inc.                         Karen C. Goodin, Esq.
1122 Capital of Texas Highway South              Riordan & McKinzie
Austin, Texas                                    600 Anton Boulevard, 18th Floor
(512) 328-1112                                   Costa Mesa, California  92626
                                                 (714) 433-2655

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 4, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 03828R 10 4                                   PAGE  2   OF   7   PAGES
          ----------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     IXC Internet Services, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,660,000 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,597,684 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,920,625 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 03828R 10 4                                   PAGE  3   OF   7   PAGES
          ----------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     IXC Communications Services, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,660,000 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,597,684 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,920,625 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 03828R 10 4                                   PAGE  4   OF   7   PAGES
          ----------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     IXC Communications, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,660,000 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,597,684 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,920,625 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.01, CUSIP No. 03828R 10 4 (the "Common Stock"), of AppliedTheory Corporation, a Delaware corporation (the "Issuer"), having its principal executive offices at 40 Cutter Mill Road, Suite 405, Great Neck, New York 11021.

Item 2.  Identity and Background.

         This Schedule 13D is filed by and on behalf of IXC Internet Services, Inc. ("Internet"), IXC Communications Services, Inc. and IXC Communications, Inc. (collectively, the "Filing Persons"), each, a Delaware corporation having its principal address and principal office at 1122 Capital of Texas Highway South, Austin, Texas 78746. Internet is the record holder of the shares of the Issuer's Common Stock and a wholly-owned subsidiary of IXC Communications Services, Inc., which is a wholly-owned subsidiary of IXC Communications, Inc.

         During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Prior to Issuer's initial public offering, Internet entered into a stock purchase agreement (the "Stock Purchase Agreement") with the Issuer, Grumman Hill Investments III, L.P., NYSERNet.net, Inc. and certain stockholders of the Issuer on August 4, 1998. Pursuant to the Stock Purchase Agreement, Internet acquired 4,400,000 shares of the Issuer's Common Stock (after giving effect to stock splits by the Issuer subsequent thereto) at an aggregate purchase price of approximately $12.9 million. In connection with the Stock Purchase Agreement, Internet entered into option agreements with certain stockholders of the Issuer pursuant to which each such stockholder may require Internet to purchase shares from such stockholder (collectively, "Put Options"), and Internet may require such stockholders to sell shares to Internet ("Call Options"), at a purchase price of $2.9372 per share during the period between September 4, 1999 and October 28, 2000 (the "Put/Call Period").

         On or about October 4, 1999, Internet acquired, in the aggregate, 1,197,684 shares of the Issuer's Common Stock pursuant to Put Options exercised between September 4 and September 28, 1999, at an aggregate purchase price of $3,503,421.60 paid from Internet's working capital.


Item 4.  Purpose of Transaction.

         The Issuer's Common Stock has been acquired solely for investment.

         (a) Internet has received notice that certain of Issuer's stockholders have exercised Put Options with respect to an additional 63,125 shares which Internet is obligated to purchase. Upon honoring Put Options about which Internet has received notice, there will remain outstanding 259,816 shares of Common Stock subject to Put Options and Call Options which the holders of such Put Options may require Internet to purchase, or which Internet may require such stockholders to sell, in the time remaining in the Put/Call Period, which expires with respect to certain of the shares on October 4, 2000 and with respect to the balance of the shares on October 28, 2000.

         (b)      Not applicable.

         (c)      Not applicable.



                               Page 5 of 7 pages.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j)      Not applicable.

Item 5.  Interest in Securities of The Issuer.

         (a) Each of the Filing Persons may be deemed to beneficially own 5,920,625 shares, or approximately 28.0% of the Issuer's outstanding Common Stock, including the shares to be purchased pursuant to exercised Put Options and shares remaining subject to the Call Options, based on the statement in Issuer's most recent Form 10-Q filed with the Commission on August 16, 1999 that, as of August 1, 1999, there were 21,179,311 shares of Issuer's Common Stock outstanding.

         (b) Each of the Filing Persons may be deemed to have shared dispositive power with respect to 5,597,684 shares of the Issuer's Common Stock and shared voting power with respect to 5,660,000 shares of the Issuer's Common Stock, including 62,316 shares held by NYSERNet.net, Inc. pursuant to the Proxy (as defined below).

         (c) Other than as set forth in this Schedule 13D, no other transactions by the Filing Persons with respect to the Common Stock of the Issuer were effected during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Stock Purchase Agreement provides for a grant by NYSERNet.net, Inc. to Internet of an irrevocable proxy (the "Proxy") in respect of 1,260,000 shares of Common Stock held by NYSERNet.net, Inc., which amount is correspondingly and automatically reduced by that number of shares acquired by Internet from Issuer or Issuer's stockholders during the Put/Call Period. After giving effect to the automatic reduction of the Proxy by 1,197,684 shares corresponding to the number of shares acquired to date pursuant to exercised Put Options, Internet currently exercises voting control over 62,316 shares of Common Stock held by NYSERNet.net, Inc. pursuant to the Proxy.

         After giving effect to the 63,125 shares to be purchased pursuant to the exercised but unpaid Call Options, there will remain outstanding 259,816 shares of Common Stock subject to Put Options and Call Options which the holders of such Put Options may require Internet to purchase, or which Internet may require such stockholders to sell, in the time remaining in the Put/Call Period, which expires with respect to certain of the shares on October 4, 2000 and with respect to the balance of the shares on October 28, 2000.


Item 7.  Material to Be Filed as Exhibits.

         The Filing Persons file as exhibits the following:



                               Page 6 of 7 pages.

         Exhibit 1: Stock Purchase Agreement by and among Internet, Grumman Hill Investments III, L.P., Issuer, NYSERNet.net, Inc., Richard Mandelbaum, David Buckel, James Luckett, Denis Martin and Mark Oros dated August 4, 1998 (incorporated by reference to Exhibit 10.01 to Issuer's Form S-1 filed with the Commission on February 10, 1999).

         Exhibit 2: Form of Option Agreements among Issuer, Internet, Grumman Hill Investments III, L.P. and John Pendray, David Buckel, Charles Baruch, Marc Bortnicker, Shelley Harrison, James Luckett, Richard Mandelbaum, Denis Martin, Mark Oros, George Sadowsky and Yechiam Yemini, each dated August 4, 1998 and among Issuer, Internet, Grumman Hill Investments III, L.P. and Robert Riley, Bill Owens, Jacqueline A. Owens, Patrick McManus, Stephen Kankus, Barbara J. DeMong, each dated August 28, 1998 (incorporated by reference to Exhibit 10.03 to Issuer's Form S-1 (File No. 333-72133) filed with the Commission on February 10, 1999).

         Exhibit 3: Joint Reporting Agreement dated November 5, 1999 among the Filing Persons.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 5, 1999                 IXC INTERNET SERVICES, INC.


                                        /s/ JEFFREY C. SMITH
                                        -------------------------------------
                                        By:  Jeffrey C. Smith
                                        Its: Senior Vice President, Chief
                                             Administrative Officer, General
                                             Counsel and Secretary


                                        IXC COMMUNICATIONS SERVICES, INC.


                                        /s/ JEFFREY C. SMITH
                                        -------------------------------------
                                        By:  Jeffrey C. Smith
                                        Its: Senior Vice President, Chief
                                             Administrative Officer, General
                                             Counsel and Secretary


                                        IXC COMMUNICATIONS, INC.


                                        /s/ JEFFREY C. SMITH
                                        -------------------------------------
                                        By:  Jeffrey C. Smith
                                        Its: Senior Vice President, Chief
                                             Administrative Officer, General
                                             Counsel and Secretary



                               Page 7 of 7 pages.